OPERATING AGREEMENT OF
JUVO360, LLC

The ownership interests in Juvo360, LLC have not been registered under the federal Securities Act of 1933 (the "1933 Act") or the securities laws of any state. The interests have been issued or transferred in reliance on certain exemptions from registration and may not be transferred except in a transaction that is exempt under such acts or pursuant to effective registrations under such acts. In addition, any sale or other transfer of the interests may be subject to certain restrictions set forth in this Agreement.

Operating Agreement of Juvo360, LLC, a Delaware limited liability company (the "Company"), entered into effective as of January 1, 2020, between the Company and each Person identified as a Member or Equity Owner on the signature pages hereof.

This Agreement amends and restates in its entirety any existing operating agreement of the Company.

ARTICLE 1

Definitions

The following terms used in this Agreement have the following meanings (unless otherwise expressly provided herein):

"Act." The State Limited Liability Company Act, as amended from time to time.

"Agreement." This Operating Agreement, as originally executed and as amended from time to time.

"Certificate of Formation." The Certificate of Formation of Juvo360, LLC, as filed with the Secretary of State and as amended from time to time.

"Code." The Internal Revenue Code of 1986, as amended from time to time.

"Disbursements." With respect to the Company, for any period, all costs and expenses paid or incurred during such period by the Company, together with all Reserves.

"Economic Interest." An Equity Owner's share of one or more of the Company's distributions pursuant to this Agreement and the Act, but shall not include any right to participate in the management of the business and affairs of the Company, including any right to vote on, consent to or otherwise participate in any decision or action of or by the Members or Managers.

"Economic Interest Owner." An owner of an Economic Interest who is not a Member.

"Entity." Any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association, or any foreign trust or foreign business organization.

"Equity Owner." A Member or an Economic Interest Owner.

"Fiscal Year." The taxable year of the Company as determined under the Code.

"Gross Receipts." With respect to the Company, for any period, all revenues, income, earnings, or cash flow of any kind or description received during such period by or on behalf of the Company.

"Immediate Family." As to a specified person, the specified person's spouse, descendants, ancestors, and siblings and their descendants, and spouses of the specified person's descendants, ancestors, and siblings and their descendants.

"Majority Voting Interest." Voting Percentages of Members that, taken together, exceed fifty percent (50%) of the aggregate of all Voting Percentages of all Members eligible to vote on, decide, or participate in the matter in question.

"Managers." The one or more Persons designated as Managers of the Company pursuant to this Agreement, acting in that capacity. As of the date of this Agreement, the Managers are:

Debbie Emery
Mark Emery
George Stoeckert
John Dyer

See also Section 5.2 concerning the number, election, tenure, and qualifications of Managers.

"Member." Each of the parties identified herein as a Member who executes a counterpart of this Agreement as a Member and each Person who may hereafter become a Member in accordance with this Agreement. If a Person is a Member immediately prior to the purchase or other acquisition by such Person of an Economic Interest, such Person shall have all the rights of a Member with respect to such purchased or otherwise acquired Economic Interest. When a Member ceases to be a Member, he ceases to be entitled to exercise any rights or privileges of a Member (including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members).

"Membership Interest." A Member's entire interest in the Company, including such Member's Economic Interest and such other rights and privileges that the Member may enjoy by being a Member (including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members).

"Net Cash Flow." For any period, Gross Receipts for such period minus Disbursements for such period, adjusted for additions to or reductions in Reserves.

"Ownership Interest." An Equity Owner's interest in the Company. That is, (i) in the case of a Member, the Member's Membership Interest, and (ii) in the case of an Economic Interest Owner, his Economic Interest. See also the definition of "Units."

"Ownership Percentage." For each Equity Owner at any given time, the percentage determined by dividing the number of Units then held by the Equity Owner by the total number of all Units then outstanding. As of the date of this Agreement, the Ownership Percentages of the Equity Owners are as shown in Schedule 1 attached hereto.

"Person." Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such individual or Entity.

"Proportionately." With respect to Units, "Proportionately" means the number of Units held by an Equity Owner in proportion to the number of Units held by all Equity Owners; provided, that if "Proportionately" relates to voting rights, only Units with voting rights will be taken into account.

"Reserves." With respect to any period, the amount deemed necessary or appropriate by the Managers for (a) funding reserves for contingent liabilities, working capital, repairs, replacements, renewals, and other capital expenditures, (b) paying taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company, and (c) any other purposes deemed necessary or appropriate by the Managers to meet the current or anticipated future needs of the Company.

"Secretary of State." The Secretary of State of the State.

"State." The State of Delaware.

"Substitute Member." A transferee of a Membership Interest who has been admitted to all of the rights and privileges of a Member (see, for example, Section 13.2). The substitute Member has all the rights and privileges and is subject to all the restrictions and liabilities of his transferor. The substitution of the transferee does not release the transferor from any liability as a Member theretofore incurred except to the extent provided in writing signed by the Persons affected thereby.

"Transfer." Sell, assign, pledge, or otherwise transfer, voluntarily or involuntarily (whether by operation of law or otherwise), for value or gratuitously, directly or indirectly.

"Transferring Equity Owner." An Equity Owner that Transfers all or any portion of its Ownership Interest.

"Treasury Regulations" or "Regulations." The federal income tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Units." The units into which the proprietary interests in the Company (that is, Ownership Interests) are divided. In the case of a Member, "Units" means units of Membership Interest. In the case of an Economic Interest Owner, "Units" means units of Economic Interest. That is, "Units" is a generic term, encompassing units of Membership Interest and units of Economic Interest. Whether particular Units are units of Membership Interest or are merely units of Economic Interest depends on whether the owner of the Units is a Member with respect to the Units or is an Economic Interest Owner with respect to the Units. As of the date of this Agreement, the Units of the Equity Owners are as shown in Schedule 1 attached hereto.

"Voting Percentage." For each Member at any given time, the percentage determined by dividing the number of Units then held by the Member by the total number of Units then held by all Members. In other words, each Unit held by a Member will have one vote. Notwithstanding anything herein to the contrary, in determining Voting Percentages as to any particular matter, only Units having voting rights as to that matter will be taken into account. As of the date of this Agreement, the Voting Percentages of the Members are as shown in Schedule 1 attached hereto.

ARTICLE 2

Formation of the Company

2.1 Formation. The Company has been formed as a limited liability company pursuant to the Act by the filing of the Certificate of Formation with the Secretary of State on September 17, 2014.

2.2 Name. The name of the Company is Juvo360, LLC.

2.3 Principal Office. The principal office of the Company is at 7000 Central Parkway, Suite 1760, Atlanta, GA 30328. The Company may locate its offices at any other place or places as the Managers from time to time deem advisable.

2.4 Registered Office and Registered Agent. The Company's registered office and registered agent in the State are as indicated in the records of the Secretary of State and may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Secretary of State pursuant to the Act.

2.5 Term. The Company shall continue in existence until it terminates in accordance with the provisions of this Agreement.

ARTICLE 3

Purpose of the Company

The Company may engage in any lawful activity. Without limiting the generality of the preceding sentence, the parties contemplate that the Company will engage in the business of (i) software development, (ii) providing a website that allows employers to post available jobs and allows job seekers to find and apply for available jobs that are suitable for them based on location as well as type of work, schedule, and rate of pay, and otherwise providing an online job marketplace, and (iii) providing a website featuring a search engine for finding third-party websites in the fields of career-enhancing training, learning, and certification. The Company may exercise all powers necessary, advisable, or convenient to or reasonably connected with the Company's business and affairs that may be legally exercised by limited liability companies under the Act. The Company may engage in all activities necessary, advisable, customary, convenient, incident, or related directly or indirectly to any of the foregoing.

ARTICLE 4

Names and Addresses of Equity Owners

The names and addresses of the current Equity Owners are as shown on Exhibit A attached hereto.

ARTICLE 5

Rights and Obligations of Managers

5.1 Management. The business and affairs of the Company shall be managed by its Managers. Except for situations in which the approval of the Members is expressly required by this Agreement or by non-waivable provisions of applicable law (including the Act), the Managers shall have full, exclusive, and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. A Manager shall exercise his authority as a Manager in a manner he believes in good faith to be in the best interests of the Company and with the care that an ordinarily prudent person in a like position would exercise under similar circumstances.

5.2 Number, Election, Tenure, and Qualifications. As of the date of this Agreement, the number of Managers of the Company, and the identity of the Managers, is as indicated in the definition of "Managers" in Article 1. The number of Managers of the Company may be fixed from time to time by the affirmative vote of Members holding a Majority Voting Interest (but in no instance shall there be less than one Manager). See Section 5.9 concerning the removal of a Manager, Section 5.10 concerning the election of a successor Manager, and Sections 5.11 – 5.14 concerning meetings of and actions by Managers. Each Manager shall hold office until his successor has been elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Managers need not be residents of the State or Members.

5.3 Certain Powers of Managers. Without limiting the generality of Section 5.1, but subject to the limitations of Section 5.17 (Limitations on Authority of Managers and Officers), the Managers, acting with the approval of the requisite number of Managers as provided herein (see in particular Section 5.13), shall have power and authority, on behalf of the Company:

5.3.1 To acquire property from any Person as the Managers may determine. The fact that a Manager or an Equity Owner is directly or indirectly affiliated or connected with any such Person shall not prohibit the Managers from dealing with that Person.

5.3.2 To borrow money for the Company from banks, other lending institutions, one or more of the Managers, Equity Owners, and affiliates of the Managers or Equity Owners, or others, in such amounts and on such terms as the Managers deem appropriate, and in connection therewith, to encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums.

5.3.3 To purchase liability and other insurance to protect the Company's property and business.

5.3.4 To hold and own any Company real and/or personal properties in the name of the Company.

5.3.5 To invest any Company funds temporarily in checking accounts, money market accounts, time deposits, short-term governmental obligations, commercial paper, or other investments.

5.3.6 To sell, exchange, lease, or otherwise transfer or dispose of all or substantially all of the assets of the Company, whether in a single transaction or a series of transactions, on such terms and conditions and for such consideration as the Managers deem appropriate.

5.3.7 To execute on behalf of the Company all documents, including checks, drafts, notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments; bills of sale; leases; partnership agreements; company agreements (or operating agreements) of other limited liability companies; documents for the formation of subsidiary entities; and any other documents necessary, in the opinion of the Managers, to the affairs of the Company.

5.3.8 To retain, employ, manage, supervise, purchase products from, and otherwise deal with contractors, subcontractors, employees, agents, managers, inspectors, operators, brokers, realtors, property managers, appraisers, investment advisors, attorneys, accountants, suppliers, manufacturers, distributors, and other Persons (including the Managers, the Equity Owners, and affiliates of the Managers or Equity Owners) in furtherance of the powers and purposes of the Company, on such terms as the Managers deem to be in the best interests of the Company, and to compensate them from Company funds.

5.3.9 To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as the Managers may approve.

5.3.10 To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's affairs.

Unless authorized to do so by this Agreement or by the Managers of the Company, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company except to the extent the Member has been expressly authorized by the Managers in writing to act as an agent of the Company.

By written instrument executed with the formalities of a deed, the Managers may authorize any Person to act as the Managers' attorney-in-fact, to sign the Managers' names and otherwise to execute in the name of and on behalf of the Company all documents, including documents described in Section 5.3.7 above.

Each Manager is an agent of the Company for the purpose of the Company's business and affairs and may execute in the name of and on behalf of the Company any document for carrying on the business and affairs of the Company (including documents described in Section 5.3.7 above). The authority to execute documents in the name of (or otherwise act on behalf of) the Company does not relieve a Manager from any fiduciary obligations he may otherwise have to the Company and its Members, including any obligation to obtain the approval of the other Managers or the Members, as applicable. A Manager's act (including the execution of a document in the name of the Company), even if apparently for carrying on the business and affairs of the Company in the usual way, shall not bind the Company if the Manager has no authority to act for the Company in that particular matter (for example, because his act contravenes a restriction on his authority set forth in this Agreement) and the Person with whom the Manager is dealing knows that the Manager has no such authority.

5.4 Liability for Certain Acts. No Manager in any way guarantees the return of any Equity Owner's capital contributions or any profit for the Equity Owners from the operations of the Company. No Manager shall be liable to the Company or to any Equity Owner for any loss or damage sustained by the Company or any Equity Owner or Manager except to the extent, if any, that the loss or damage results from intentional misconduct or knowing violation of law or a transaction for which such Manager received a personal benefit in violation or breach of the provisions of this Agreement.

5.5 Managers and Members Have No Exclusive Duty to Company. The Managers and Members will have no exclusive duty to act on behalf of the Company. Each Manager and Equity Owner may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Manager or Equity Owner shall have any right, by virtue of this Agreement, to share or participate in any other investments or activities of any other Manager or Equity Owner.

5.6 Bank Accounts; Signatories. The Managers may from time to time open bank or other financial accounts in the name of the Company. Unless otherwise determined from time to time by the Managers, checks, drafts, etc., on any such accounts may be signed (on behalf of the Company) by any Manager.

5.7 Compensation of Managers; Expenses. Any salaries and other compensation of the Managers shall be as determined from time to time by the affirmative vote of Members holding a Majority Voting Interest; provided that such compensation shall not exceed reasonable compensation for the services to be performed. The Company shall reimburse the Managers for all expenses reasonably incurred in connection with the Company, its assets, liabilities, business, and affairs. No Manager shall be prevented from receiving compensation by reason of the fact that he is also a Member.

5.8 Resignation. Any Manager may resign as Manager by giving written notice to the other Manager(s) or to the Members. The resignation shall be effective on receipt of notice thereof or at such later time as is specified in the notice. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective. The resignation of a Manager who is also an Equity Owner shall not affect the Manager's rights as an Equity Owner.

5.9 Removal. Any or all of the Managers may be removed as Manager at any time, with or without cause, by the affirmative vote of Members holding a Majority Voting Interest. The removal of a Manager who is also an Equity Owner shall not affect the Manager's rights as an Equity Owner.

5.10 Vacancies. If the office of any Manager becomes vacant for any reason, a successor Manager may be appointed by the affirmative vote of either (i) a majority of the remaining Managers then in office, or (ii) Members holding a Majority Voting Interest. If there are no remaining Managers or if a majority of the Managers then in office do not appoint a successor Manager within a reasonable time, a successor Manager shall be appointed by the affirmative vote of Members holding a Majority Voting Interest. Any Manager's position to be filled by reason of an increase in the number of Managers shall be filled by a Person appointed by the affirmative vote of Members holding a Majority Voting Interest.

5.11 Notice of and Participation in Meetings of Managers. Meetings of the Managers may be called by any Manager. At least two (2) days' notice of any meeting of the Managers shall be given by any Manager calling the meeting. Such notice may be given orally and will be effective when actually communicated to the recipient. Managers may participate in any meeting by, or conduct the meeting through the use of, any means of communication by which all Managers participating may simultaneously hear each other during the meeting. A Manager participating in a meeting by this means is deemed to be present in person at the meeting.

5.12 Quorum of Managers. A majority of the Managers then in office shall be necessary to constitute a quorum for a meeting of the Managers.

5.13 Action of Managers. The act of a majority of the Managers then in office at a meeting of the Managers at which a quorum is present shall be required for the Managers to take action on any matter where a vote of the Managers is required.

5.14 Action by Managers Without a Meeting. Any action required or permitted to be taken at a meeting of the Managers may be taken without a meeting if the action is taken by all of the Managers entitled to vote on the action, evidenced by one or more written consents (describing the action taken) signed by those Managers and delivered to the Company for inclusion in its records.

5.15 Right to Rely on the Managers. Any Person dealing with the Company may rely (without duty of further inquiry) on a certificate signed by any Manager as to: (i) the identity of any Manager or Equity Owner; (ii) the existence or nonexistence of any fact or facts that constitute a condition precedent to acts on behalf of the Company by any Manager or that are in any other manner germane to the affairs of the Company; (iii) the Persons who are authorized to execute and deliver any instrument or document of the Company; or (iv) any act or failure to act by the Company or any other matter whatsoever involving the Company or any Equity Owner.

5.16 Officers. The Managers may from time to time create such offices as they deem appropriate and appoint such individuals ("Officers") to fill those offices as the Managers deem appropriate. Each Officer will have such powers and perform such duties as are prescribed from time to time by the Managers. The same individual may hold simultaneously more than one office. An Officer need not be a Manager or a Member. Each Officer will serve at the pleasure of the Managers. The Managers may at any time remove any Officer from office with or without cause. Any Officer may at any time resign from his office by giving written notice to the Managers. If any office becomes vacant for any reason, a successor Officer may be appointed by the Managers.

5.17 Limitations on Authority of Managers and Officers. Notwithstanding anything in this Agreement to the contrary, without the written consent (or the affirmative vote at a meeting of Members) of Members holding a Majority Voting Interest, neither the Managers nor the Officers shall cause or commit the Company to do any of the following:

(a) Sell, exchange, or otherwise dispose of all or substantially all of the assets of the Company, whether in a single transaction or a series of related transactions;

(b) Merge or consolidate the Company with or into any other Entity or convert the Company to another type of Entity;

(c) Take any other action for which this Agreement expressly requires the affirmative vote or approval of Members holding at least a Majority Voting Interest.

Once a transaction described above has been approved by the Members as required above, the Managers and Officers may exercise (with respect to that transaction) the authority granted to the Managers and Officers elsewhere in this Agreement.

5.18 Advisory Board. The Managers in their discretion may establish and maintain an advisory board ("Advisory Board") with members selected by the Managers and consult with the Advisory Board from time to time as to such matters relating to the Company's business as the Managers deem appropriate. The advice of the Advisory Board will not be binding on the Managers and the members of the Advisory Board shall not be entitled to vote on matters submitted to the Managers. The Managers may cause the Company to pay each member of the Advisory Board reasonable compensation for his services, as determined by the Managers, and to reimburse him for all reasonable expenses incurred by him in the performance of his services. Each member of the Advisory Board will serve at the pleasure of the Managers. Accordingly, the Managers may at any time remove any member from the Advisory Board with or without cause, and if the position of any Advisory Board member becomes vacant for any reason, the Managers may (but need not) appoint a successor Advisory Board member, and the Managers may dissolve any Advisory Board. Any member of the Advisory Board may at any time resign from the Advisory Board by giving written notice to the Managers. Each member of the Advisory Board, in his capacity as such, will act solely in an advisory capacity and will not act as a fiduciary of the Company or otherwise assume responsibilities typically associated with an entity's directors or managers. To the fullest extent provided or permitted under the laws of the State of Delaware, the Company will (i) indemnify each member of the Advisory Board from and against any and all claims, demands, liabilities, costs, and reasonable expenses (including attorneys' fees) incurred by reason of the fact that he is or was a member of the Advisory Board, and (ii) make advances to him for reasonable expenses with respect to such matters. In the discretion of the Managers, the Company may purchase and maintain liability, indemnity, and any other insurance (including errors and omissions insurance) on behalf of any person who is or was a member of the Advisory Board, against any liability asserted against him or incurred by him in that capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability.

ARTICLE 6

Rights and Obligations of Equity Owners

6.1 Limitation of Liability. Except as otherwise provided by the non-waivable provisions of the Act and by this Agreement, no Equity Owner shall be liable for an obligation of the Company solely by reason of being or acting as an Equity Owner.

6.2 List of Equity Owners. Upon the written request of any Member, the Managers shall provide a list showing the names, addresses, and Ownership Interests of all Equity Owners and Managers and the other information maintained pursuant to Section 11.2. Economic Interest Owners will have no rights to information pursuant to this Section 6.2.

6.3 Equity Owners Have No Agency Authority. Except as may be expressly provided in this Agreement, the Equity Owners (in their capacity as Equity Owners) shall have no agency authority on behalf of the Company.

6.4 Priority and Return of Capital. Except as may be expressly provided herein, no Equity Owner shall have priority over any other Equity Owner, either as to the return of capital contributions or as to profits, losses, or distributions. This Section shall not apply to loans (as distinguished from capital contributions) that an Equity Owner has made to the Company.

ARTICLE 7

Meetings of Members

7.1 Calling of Meetings. Meetings of the Members, for any purpose or purposes, may be called only by the Managers or by a Member or Members holding twenty percent (20%) or more of the Voting Percentages.

7.2 Place of Meetings. The Persons calling the meeting may designate any place within Georgia as the place for any meeting of the Members. Members holding a Majority Voting Interest may designate any place as the place of meeting for any meeting of the Members. If no designation is made, or if a special meeting be otherwise called, the place of meeting will be the principal executive office of the Company.

7.3 Notice of Meetings. Written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than two (2) nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the Person calling the meeting, to each Member who is entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered two calendar days after being deposited in the United States mail, addressed to the Member at its address as it appears on the books of the Company, with postage thereon prepaid. Notice provided in accordance with this Section shall be effective notwithstanding anything in the Act to the contrary.

7.4 Meeting of All Members. If all the Members meet at any time and place and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any lawful action may be taken.

7.5 Quorum; Adjournment of Meetings. Members holding a Majority Voting Interest, represented in person or by proxy, shall constitute (and shall be necessary to constitute) a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Voting Percentages so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if at the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such an adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

7.6 Manner of Acting. If a quorum is present, the affirmative vote of Members holding a Majority Voting Interest shall be necessary and sufficient to constitute the act of the Members, unless a greater number of votes is required by the Certificate of Formation or this Agreement. Unless otherwise expressly provided herein, Members that have an interest (economic or otherwise) in the outcome of any particular matter on which the Members vote or consent may vote or consent on any such matter and their Voting Percentage, vote, or consent, as the case may be, shall be counted in the determination of whether the matter is approved by the Members.

7.7 Proxies. At all meetings of Members a Member having the right to vote may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such written proxy shall be delivered to the Managers before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless the proxy provides for a longer period.

7.8 Action by Members without a Meeting. Action required or permitted to be taken by the Members may be taken without a meeting if the action is taken by Members who would be entitled to vote not less than the minimum number of votes that would be necessary to authorize or take the action (at a meeting at which all Members entitled to vote were present and voted). The action must be evidenced by one or more written consents (describing the action taken) signed by those Members and delivered to the Company for inclusion in its records. The record date for determining Members entitled to take action without a meeting will be the date the first Member signs a written consent. Action taken under this Section is effective when the Members required to approve such action have signed the consent, unless the consent specifies a different effective date. All Members entitled to vote on the action who did not participate in taking the action shall be given written notice of the action not more than ten days after the taking of the action without a meeting, but the failure to give such notice shall not invalidate the action so taken.

7.9 Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the record date for such determination of Members shall be the date on which notice of the meeting is mailed or the date on which such distribution is made (as the case may be) or such other date (not more than 60 days before the date of such meeting or other action) as may be fixed in advance by the Managers.

7.10 Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

7.11 Participation in Meetings of Members. Members may participate in any meeting of the Members by, or conduct the meeting through the use of, any means of communication by which all Members participating may simultaneously hear each other during the meeting. A Member participating in a meeting by this means is deemed to be present in person at the meeting.

ARTICLE 8

Capital Contributions

8.1 Additional Contributions to the Company. No existing Equity Owner will be required to make any additional contributions to the capital of the Company or loans to the Company.

8.2 Interest on and Return of Capital Contributions. Except as otherwise specifically provided for herein, no Equity Owner shall be entitled to any interest on, or to the return of, all or any part of its contributions to the capital of the Company.

ARTICLE 9

Certain Income Tax Matters

For income tax purposes, effective from and after January 1, 2020 the Company will no longer be a pass-through entity (and in particular will no longer for income tax purposes be a partnership) but rather will be treated as a corporation subject to Subchapter C of the Internal Revenue Code.

ARTICLE 10

Distributions

Except as otherwise provided in Article 14 hereof (relating to the winding up and liquidation of the Company), distributions to the Equity Owners with respect to their Ownership Interests shall be made as follows:

10.1 Distributions of Net Cash Flow. Net Cash Flow or portions thereof shall be distributed to the Equity Owners (with respect to their Ownership Interests), at such times as the Managers determine are advisable, in proportion to the Equity Owners' respective Ownership Percentages.

10.2 Taxes Withheld. Amounts withheld pursuant to any tax law with respect to any Equity Owner's share of any item of income of the Company or with respect to any distribution to an Equity Owner with respect to his Ownership Interest will be treated as amounts distributed to the Equity Owner for all purposes of this Agreement.

10.3 Prohibited Distributions. No distribution shall be made that would violate the Act.

ARTICLE 11

Books and Records

11.1 Accounting Period. The Company's accounting period shall be the Fiscal Year.

11.2 Records and Reports. At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company. The Company shall keep (at its principal place of business or at such other reasonable location as may be selected by the Managers) the following records: (i) a current list of the full name and last known address of each Equity Owner and Manager, (ii) copies of records to enable a Member to determine the relative voting rights, if any, of the Members, (iii) a copy of the Certificate of Formation, together with any amendments thereto, (iv) copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years, (v) a copy of this Agreement, together with any amendments thereto, (vi) copies of any financial statements of the Company for the three most recent years, and (vii) such other records as non-waivable provisions of applicable law (including the Act) may require the Company to keep.

11.3 Returns and Elections. The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Equity Owners within a reasonable time after the end of the Fiscal Year. All elections permitted to be made by the Company under federal or state laws shall be made by the Managers in their sole discretion; provided, that the Managers shall make any tax election requested by Members holding a Majority Voting Interest. The Company will, at the request of any given Member, provide (i) specific information necessary for electronic tax filing and (ii) specific information relating to the Company's tax filings.

ARTICLE 12

Issuance of Additional Units

12.1 Issuance of Additional Units. With the written consent (which consent may be withheld in their absolute discretion) of Members holding a Majority Voting Interest, the Managers may cause the Company to issue additional Units (which may be Units of Membership Interest or Units of Economic

Interest) to such Persons as the Managers in good faith determine is advisable, for such consideration (which may be in any form, including cash, tangible or intangible property, services rendered, or a promissory note or other obligation to contribute cash or tangible or intangible property or to perform services) as the Managers in good faith determine is adequate, subject to the terms of this Agreement. The additional Units may have such rights and characteristics as the Managers in good faith determine are appropriate. By way of illustration and not limitation, subject to the approval of Members having a Majority Voting Interest, such additional Units (i) may have one or more preferences with respect to distributions (for example, a preferential share of available cash to the extent necessary to provide the Unit holder with cash distributions equal to his invested capital plus a cumulative return of a stated percentage per year on the balance from time to time of the Unit holder's adjusted capital contribution as determined for this purpose), any or all of which preferences may be junior to, on a parity with, or senior to, any or all of the distribution rights and preferences associated with the original Units or any other existing Units or existing contractual rights of service providers and others, and (ii) may have such rights to share in distributions of residual cash (that is, cash available for distribution remaining after payment of preferential distributions), such dilutive effect on the existing Equity Owners' and service providers' and other persons' shares of distributions of residual cash, and such rights with respect to redemption, transferability, and other matters as the Managers in good faith determine are appropriate. The Managers may cause the Company to reasonably compensate any of the persons who provide services to the Company by any means, including by means of equity interests in, or equity-based rights with respect to, the Company; for example, by issuing to such persons Units, options to acquire Units, phantom equity interests, tracking interests, reverse tracking interests, profit participation rights, and similar rights with respect to the Company. The Managers (with the approval of Members having a Majority Voting Interest) may amend this Agreement, including the provisions for allocating distributions and income tax items among the Equity Owners, as necessary to reflect the issuance of the additional Units or equity-based rights.

ARTICLE 13

Transferability

13.1 General Restrictions on Transfer.

13.1.1 No interest in, or any part of, any Equity Owner's Ownership Interest may be Transferred except as expressly permitted by this Agreement. Any attempt to Transfer any interest in or part of an Ownership Interest in violation of this Agreement is ineffective, and the Ownership Interest shall remain subject to this Agreement. Any further Transfer by the transferee in a permitted Transfer is subject to all of the restrictions of this Agreement, including the restrictions of this Section 13.1.

13.1.2 No interest in, or any part of, any Equity Owner's Ownership Interest may be Transferred unless the Managers determine to their reasonable satisfaction that the Transfer would not violate any applicable laws regulating the transfer of securities.

13.1.3 No Transfer will be effective unless and until (i) written notice (including the name and address of the proposed transferee and the date of such Transfer) has been provided to the Managers, and (ii) the transferee agrees in writing that the transferee will be bound by, and the transferred interest will be subject to, the terms of this Agreement.

13.1.4 Upon any Transfer of an Ownership Interest, the transferor and transferee shall furnish to the Managers any information reasonably requested by the Managers to enable the Company to file all required tax and information statements or returns. The Company shall not be required to make any distribution with respect to any transferred interest until it has received such information.

13.2 Transferee Not a Member in Absence of Consent; Transferor Loses Voting Rights as to Transferred Interest.

13.2.1 Except as otherwise provided in Sections 13.3 (Certain Permitted Transfers), a transferee of a Membership Interest (which transferee is not already a Member immediately prior to the Transfer) shall not become a substitute Member or otherwise be entitled to exercise any rights of a Member (including the right to vote or otherwise participate in the management of the business and affairs of the Company) with respect to the transferred interest but instead shall be merely an Economic Interest Owner with respect to the transferred interest, unless the transferee is admitted as a substitute Member with respect to the transferred interest by the written consent (which consent may be withheld in their absolute discretion) of nontransferring Members holding at least a majority of the Voting Percentages of all the nontransferring Members. Except as provided in the preceding sentence, a pledgee of, or holder of a security interest in, or lien or other encumbrance on, an Ownership Interest shall not become a Member.

13.2.2 Except as may be expressly provided herein, the Transferring Equity Owner will cease to have any voting or other residual rights with respect to the Ownership Interest transferred to the transferee.

13.3 Certain Permitted Transfers. Subject to the provisions of this Agreement, including Section 13.1 (but not 13.4), an Equity Owner may voluntarily Transfer the Equity Owner's Ownership Interest in whole or in part:

(i) as approved in writing by the Managers and by nontransferring Members holding at least a majority of the Voting Percentages of all the nontransferring Members (which approval may be withheld in their absolute discretion);

(ii) to an affiliate that (A) is an Entity that directly or indirectly owns not less than eighty percent (80%) of the voting interests in the Transferring Equity Owner, (B) is an Entity in which the Transferring Equity Owner directly or indirectly owns not less than eighty percent (80%) of the voting interests, or (C) is an Entity in which not less than 80% of the voting interests are directly or indirectly held by an Entity that directly or indirectly owns not less than 80% of the Transferring Equity Owner;

(iii) to or in trust for (A) the Transferring Equity Owner and/or one or more members of his Immediate Family (but no one else), and/or (B) an Entity established or maintained for the purpose of asset management and/or estate planning the direct and indirect ownership and control of which is maintained by the Transferring Equity Owner and/or one or more members of his Immediate Family (but no one else); or

(iv) to the Company (if the Company is willing to acquire the Units).

In the case of a Transfer permitted by this Section 13.3, if the transferor is a Member, then unless the transferor provides otherwise in writing, the transferee will become a substitute Member with respect to the Ownership Interest transferred to the transferee. The Transferring Equity Owner may retain for himself the voting rights that had been associated with the transferred Ownership Interest (in which case, for purposes of determining Transferring Equity Owner's Voting Percentage, if any, the Transferring Equity Owner will be treated as continuing to hold the transferred Ownership Interest).

13.4 Voluntary Sale Subject to Rights of Refusal. Subject to the provisions of this Agreement, including Sections 13.1 and 13.2, an Equity Owner ("Selling Equity Owner") may voluntarily sell all or a portion of its Ownership Interest to a third party purchaser (including a Member) if the following conditions are satisfied (a Transfer permitted by Section 13.3 need not comply with this Section 13.4):

13.4.1 The Selling Equity Owner must obtain from the third party its offer (which must be bona fide) in writing, signed by and identifying the third party, and stating the price and other terms on which the third party offers to purchase the Ownership Interest ("Third Party Offer"). The Selling Equity Owner must deliver to the Company and the other Equity Owners who are Members ("Remaining Members") written notice stating the Selling Equity Owner's intention to sell the Ownership Interest to the third party on those terms and offering to sell the Ownership Interest to the Company and the Remaining Members on those terms ("Notice of Sale"). The Notice of Sale must be accompanied by a copy of the Third Party Offer.

13.4.2 The Company will have the option ("Company Buy Option"), exercisable by giving written notice of exercise to the Selling Equity Owner within thirty (30) days after receiving the Notice of Sale ("Company Exercise Period"), to purchase all, and not a part of, the offered Ownership Interest at the price and on the other terms set forth in the Third Party Offer. The decision whether to exercise the Company Buy Option shall be made by the Managers. The Selling Equity Owner shall have no right to vote, directly or indirectly, as a Member or Manager or otherwise, on the question of whether the Company shall exercise the Company Buy Option (and for purposes of the provisions hereof relating to decisions and actions by Managers and to voting by Members, the Selling Equity Owner and his Voting Percentage will be disregarded to the same extent as if the other Managers and Members were the only Managers and Members of the Company) unless the Selling Equity Owner's vote is necessary (other than pursuant to this Agreement) for the Company legally to determine whether or not it will exercise the Company Buy Option.

13.4.3 If the Company does not exercise the Company Buy Option within the Company Exercise Period, the Remaining Members will have the option ("Members Buy Option") to purchase all, and not a part of, the offered Ownership Interest at the price and on the other terms set forth in the Third Party Offer. The Members Buy Option may be exercised by one or more of the Remaining Members by giving written notice of exercise to the Selling Equity Owner within thirty (30) days after the termination of the Company Buy Option ("Members Exercise Period"). Each Remaining Member that timely gives written notice of exercise ("Buying Member") will purchase such portion of the Ownership Interest that is equal to the ratio that his Ownership Percentage bears to the Ownership Percentages of all of the Buying Members (or as the Buying Members otherwise agree).

13.4.4 If neither the Company Buy Option nor the Members Buy Option is timely exercised in accordance herewith, the Selling Equity Owner may within ninety (90) days after the end of the Members Exercise Period sell the Ownership Interest to the third party on the terms set forth in the Third Party Offer. If the Selling Equity Owner was a Member, the third party will not become a substitute Member with respect to the Ownership Interest transferred to him unless admitted as substitute Member in accordance with Section 13.2. In accordance with Section 13.2, the Selling Equity Owner will cease to have any voting or other residual rights with respect to the Ownership Interest sold to the third party.

ARTICLE 14

Winding Up and Termination

14.1 Events Requiring Winding Up. The Company shall be wound up only upon the occurrence of any of the following events: (i) the written agreement of Members holding a Majority Voting Interest, or (ii) entry of a decree by a court of competent jurisdiction requiring the winding up, dissolution, or termination of the Company.

14.2 Effect of Event. Upon the occurrence of an event requiring winding up as provided in Section 14.1, the Company shall continue solely for the purpose of winding up its affairs.

14.3 Winding Up, Liquidation, and Distribution of Assets.

14.3.1 If the Company's affairs are to be wound up, the Managers, as promptly as practicable, shall:

(a) sell or otherwise liquidate all of the Company's assets (except to the extent the Managers may determine to distribute any assets to the Equity Owners in kind);

(b) discharge the Company's liabilities, including any liabilities to Equity Owners who are creditors of the Company (other than liabilities to Equity Owners for distributions and the return of capital), to the extent permitted by law, and establish such reserves as may be reasonably necessary to provide for contingent liabilities of the Company; and

(c) distribute the remaining assets to the Equity Owners in accordance with Section 10.1.

(d) The distribution may be made either in cash or in kind, as determined by the Managers. Any assets distributed in kind shall be valued for this purpose at their net fair market value as of the date of dissolution as determined by independent appraisal or by agreement of the Members. To the extent practicable and consistent with the Equity Owners' respective entitlements to the assets available for distribution, distribution in kind shall be made Proportionately to all Equity Owners.

14.3.2 Upon completion of the winding up, liquidation, and distribution of the assets, the Company shall be deemed terminated.

14.4 Filing or Recording Statements. Upon the conclusion of winding up, the Managers or other appropriate representative of the Company shall execute all documents required by the Act at the time of completion of winding up and file or record such statements with the appropriate officials.

14.5 Return of Contribution Nonrecourse Against Other Equity Owners. Except as provided by law or as expressly provided in this Agreement, upon winding up, each Equity Owner shall look solely to the assets of the Company for the return of the Equity Owner's capital contribution.

ARTICLE 15

Investment Representations of Equity Owners

15.1 Unregistered Interests. Each Equity Owner hereby acknowledges that he is aware that his Ownership Interest has not been registered under the Securities Act of 1933, as amended, or the securities laws of any state or any other country, in reliance on applicable exemptions thereunder. Each Equity Owner further understands and acknowledges that his representations and warranties contained in this Article 15 are being relied on by the Company and the Managers as the basis for such exemptions from registration.

15.2 Nature of Investment. Each Equity Owner acknowledges that, prior to the execution hereof, he received a copy of this Agreement and that he has examined this Agreement or caused this Agreement to be examined by his representatives or attorneys. Each Equity Owner further acknowledges that he or his representatives or attorneys are familiar with the business of the Company; that neither he nor his representatives or attorneys desire any further information or data concerning the Company or the Managers; and that all such Persons have had the opportunity to ask questions of the Managers with respect to the terms of such Equity Owner's investment in the Company and the business and affairs of the Managers and the Company. Each Equity Owner hereby acknowledges that he understands that the purchase of his Ownership Interest is a speculative investment involving a high degree of risk and hereby

acknowledges that he is not acquiring such interest based on any representation, oral or written, by any Person with respect to the future value of or income from such interest, but rather on an independent examination and judgment as to the prospects of the Company.

15.3 Investment Intent. Each Equity Owner hereby represents and warrants to the Managers and the Company that he is acquiring his Ownership Interest solely for investment for his own account and not with the intent of participating directly or indirectly in a distribution of any portion of such Ownership Interest. Each Equity Owner further acknowledges that the Company will be under no obligation to register its Ownership Interest or to comply with any exemption available for sale of such Ownership Interest without registration or to act in any manner so as to make Rule 144 of the Securities and Exchange Commission available with respect to such interest.

15.4 Legend. Each Equity Owner agrees that any documents evidencing his Ownership Interest may bear a legend, in such form and content as the Managers deem appropriate in light of state and federal securities laws, referring to the restrictions on transferability and sale of such interest.

15.5 No Representation Received Regarding Tax Consequences. Each Equity Owner acknowledges and agrees that no representation, oral or written, has been made to it by any Person with respect to the federal, state or local tax consequences of the Company's formation and operation, or an investment in the Company, including the availability of any deductions, credits or other tax benefits.

ARTICLE 16

Miscellaneous Provisions

16.1 Indemnification; Liability Insurance. To the fullest extent provided or permitted under the laws of the State, the Company shall (i) indemnify and hold harmless each Member, Manager, and Officer from and against any and all claims, demands, liabilities, costs, and reasonable expenses (including attorneys' fees) whatsoever arising in connection with the business or affairs of the Company or otherwise incurred by reason of the fact that he is or was a Member, Manager, or Officer of the Company, or, while a Member, Manager, or Officer is or was serving at the request of the Company as an officer, director, partner, joint venturer, trustee, manager, member, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise, and (ii) make advances to them for reasonable expenses with respect to such matters. The Company may purchase and maintain insurance on behalf of any Person who is or was a Member, Manager, or Officer of the Company, or is or was serving at the request of the Company as a director, officer, partner, joint venturer, trustee, member, manager, employee, or agent of another foreign or domestic corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability..

16.2 Books of Accounts and Records. Proper and complete records and books of account shall be kept or shall be caused to be kept by the Managers in which shall be entered fully and accurately all transactions and other matters relating to the Company's business in such detail and completeness as is customary and usual for businesses of the type engaged in by the Company. The books and records shall at all times be maintained at the principal executive office of the Company or at such other reasonable location as may be selected by the Managers and shall be open to the reasonable inspection and examination of the Members, or their duly authorized representatives, during reasonable business hours.

16.3 Application of State Law; Effect of Inconsistencies with the Act. This Agreement shall be governed by and construed in accordance with the laws of the State (without giving effect to any choice- or conflict-of-laws rule that would cause the application of the laws of any other jurisdiction), and specifically

the Act. It is the intention of the Managers, the Equity Owners, and the Company that this Agreement shall be the sole source of agreement among them, and, except to the extent that a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. In the event that the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The duties and obligations imposed on the Managers, the Members, and other Equity Owners as such shall be those set forth in this Agreement, which is intended to govern the relationship among the Company, the Managers, and the Equity Owners, notwithstanding any provision of the Act or common law to the contrary.

16.3.1 In particular, regardless of whether this Agreement specifically refers to a particular Default Rule (as defined below), in no event shall any Default Rule apply to the Company, it being the intent of the Members that, by virtue of this Section 16.3 all of the Default Rules shall be negated and, to the fullest extent possible, all of the rights and obligations of the Members with respect to the Company shall be as set forth in this Agreement and shall not arise from any provisions of the Act that constitute a Default Rule that is permitted to be made inapplicable, or modified with respect to, a limited liability company pursuant to the certificate of formation (or articles of organization) or company agreement (or operating agreement) of a limited liability company. For purposes of this paragraph, “Default Rule” means a rule or provision in the Act that (i) structures, defines, or regulates the finances, governance, operations or other aspects of a limited liability company organized under the Act and (ii) applies except to the extent it is negated or modified through the provisions of a limited liability company’s certificate of formation (or articles of organization) or company agreement (or operating agreement). By way of example and not limitation, Default Rules include any rules of the Act concerning the management of a limited liability company, conflicting interest transactions, approval rights of members (whether with respect to sale of the Company’s assets, merger of the Company with another entity, dissolution of the Company, or any other matter), dissenter’s rights, etc. to the extent they benefit minority members and can be waived under the Act.

16.4 No Action for Partition. Each Equity Owner irrevocably waives any right it may have to maintain any action for partition with respect to the property of the Company.

16.5 Execution of Additional Instruments. Each Equity Owner hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

16.6 Construction; Headings; Including. When required by the context, the singular shall include the plural and vice versa, and the masculine, feminine, or neuter gender shall include the other two genders. The headings in this Agreement are for convenience of reference only and shall not be used in interpreting this Agreement. “Including” means including without limitation.

16.7 Waivers. No provision of this Agreement may be waived except by an instrument signed by the parties against whom the waiver is sought to be enforced. The waiver of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

16.8 Remedies Cumulative. The remedies provided by this Agreement are cumulative, and the use of any one remedy by any party shall not preclude or waive the right to use any or all other remedies. Such remedies are given in addition to any other remedies provided by applicable law.

16.9 Successors and Assigns. Subject to the restrictions on transfer contained herein, the provisions of this Agreement shall bind and benefit the parties named herein and their respective heirs, personal representatives, successors and assigns.

16.10 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company.

16.11 Counterparts. This Agreement may be executed in counterparts, and all so executed shall constitute one Agreement, binding on all the parties hereto, notwithstanding that not all the parties are signatory to the same counterpart. This Agreement may be executed with multiple signature pages which may be attached to and form one or more counterparts of this Agreement.

16.12 Certification of Non-Foreign Status. In order to comply with § 1445 of the Code and the applicable Treasury Regulations thereunder, in the event of the disposition by the Company of a United States real property interest as defined in the Code and Treasury Regulations, each Equity Owner shall provide to the Company an affidavit stating, under penalties of perjury, (a) the Equity Owner's address, (b) his United States taxpayer identification number, and (c) (if true) that the Equity Owner is not a foreign person, as that term is defined in the Code and Treasury Regulations. Failure by any Equity Owner to provide such affidavit by the date of such disposition after having received a prior written request therefor shall authorize the Managers to withhold ten percent (10%) of each such Equity Owner's distributive share of the amount realized by the Company on the disposition.

16.13 Notices. Any and all notices, offers, requests, demands or elections required or permitted to be made under this Agreement ("Notices") must be in writing and will be deemed given (i) when delivered personally, (ii) three business days after depositing same in the U.S. Mail, certified or registered, with adequate postage prepaid, return receipt requested, (iii) one business day after the date sent for overnight delivery by Federal Express, UPS, overnight U.S. Mail, or other statutory overnight carrier, with adequate postage and fees prepaid, (iv) when sent by telephone facsimile transmission confirmed by the sender's receipt of a transmission-OK acknowledgement, or (v) when sent by e-mail transmission confirmed by the sender's receipt of an acknowledgement or confirmation of delivery indicating that the e-mail has been opened; addressed in each case to the party at the party's address as set forth below, or such other address as a party may designate by notice to all other parties as herein provided.

16.14 Severability. Any provision of this Agreement that is invalid or unenforceable as to any Person or in any situation or jurisdiction shall not affect the validity or enforceability of the remaining provisions hereof or the validity or enforceability of the offending provision as to any other Person or in any other situation or jurisdiction.

16.15 Arbitration. All disputes and claims arising out of or relating to this Agreement shall, on the request of any party involved, be settled by arbitration administered by the American Arbitration Association pursuant to its commercial arbitration rules then in effect, in Atlanta, Georgia (or at any other time or place or under any other form of arbitration mutually acceptable to the parties involved). The decision of the arbitrator will be final and binding and judgment thereon may be entered in any court having jurisdiction. The parties to the arbitration shall bear the expenses of the arbitration equally; provided, that each party shall bear the cost of its own experts, evidence, and counsel's fees, except that in the discretion of the arbitrator, any award may include the cost of a party's counsel if the arbitrator expressly determines that the party against whom the award is entered has caused the matter to be submitted to arbitration as a dilatory tactic.

16.16 Determination of Matters Not Provided for in this Agreement. The Managers shall decide any questions arising with respect to the Company and this Agreement that are not specifically or expressly provided for in this Agreement.

16.17 Further Assurances. Each Equity Owner agrees to cooperate and act diligently and in good faith in fulfilling its obligations hereunder and to execute and deliver in a timely fashion any and all additional documents necessary to effectuate the purposes of the Company and this Agreement.

16.18 Amendments. Except as may be otherwise expressly provided herein, any amendment to this Agreement or the Certificate of Formation must be made in writing and signed by Members holding a Majority Voting Interest. Except as may be otherwise expressly provided herein, without the written consent of such of the Equity Owners as would be thus affected by the amendment, no amendment to this Agreement or the Certificate of Formation may be made that would have a material adverse effect on their rights or obligations under Article 6 (Rights and Obligations of Equity Owners), 7 (Meetings of Members), 8 (Capital Contributions), 9 (Allocations of Income Tax Items), 10 (Distributions), 13 (Transferability), or Section 14.3 (Winding Up, Liquidation, and Distribution of Assets), or Article 17 (Special Provisions), it being understood that (i) the Company may issue additional Ownership Interests, options, etc. as provided in Section 12.1 and (ii) an amendment that has a proportionate effect on all Equity Owners (or in the case of a redemption of Units or issuance of additional Units, an amendment that has a proportionate effect on all Equity Owners immediately after such redemption or issuance) with respect to their rights to distributions, etc. shall be deemed to not have a material adverse effect on an Equity Owner that does not consent in writing to the amendment.

16.19 Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

ARTICLE 17

Special Provisions

Notwithstanding anything in this Agreement to the contrary:

17.1 Sale at Request of Majority Owners. If Members who at the time in question hold a Majority Voting Interest (“Majority Owners”) receive a Third Party Offer as described in the first sentence of Section 13.4.1 hereof and intend to sell some or all of their Units to a third party purchaser (other than the Company), they shall have the right (“Drag Along Right”), exercisable by notice (the “Notice of Sale”) (which must be accompanied by a copy of the Third Party Offer) to the other Equity Owners (“Minority Owners”), to require the Minority Owners to sell all (but not less than all, unless the selling Majority Owners are selling less than all of their Units, in which case the Minority Owners will be obligated to sell only the same proportion as such Majority Owners are selling) of the Units of the Minority Owners to the purchaser, such sale to take place contemporaneously with and on the same terms and conditions of the sale of the Units of the Majority Owners. In the event the Majority Owners give a Notice of Sale (exercising a Drag Along Right) pursuant to this Section, the provisions of Article 13 hereof shall be suspended pending the closing of the sale described in the Notice of Sale. If such sale closes, any rights or obligations under the provisions of Article 13 hereof pertaining to the Units of the Minority Owners shall terminate upon and to the extent of the transfer of their Units to the prospective third party purchaser in accordance with the Notice of Sale. If, however, the sale does not close within one hundred twenty (120) days after the date of the Notice of Sale, the provisions of Article 13 shall again apply, with any time periods applicable to any transactions pending at the time of the suspension extended by the duration of such suspension. The Minority Owners shall not be required to enter into any agreement in connection with the sale which personally obligates any Minority Owner for amounts greater than the proceeds actually received by such Minority Owner in the transaction.

17.2 Co-Sale Rights. If any Equity Owner or group of Equity Owners that at the time in question hold a Majority Voting Interest (collectively, the “Selling Equity Owner”) intends to sell some or all of the Selling Equity Owner’s Units to a third party purchaser other than the Company, an affiliate of any Selling Equity Owner, or a Person to whom the Selling Equity Owner transfers Units in accordance with Section 13.3(ii) or 13.3(iii) hereof and if the sale would result in a change of control of the Company, the Selling Equity Owner shall give to the other Equity Owners a notice (“Notice of Sale”) identifying the

purchaser and stating the price and other material terms and conditions of the sale, and the other Equity Owners shall have the right to notify the Selling Equity Owner, within five (5) business days of the giving of the Notice of Sale, that the other Equity Owners wish to sell some or all of their Units (in the same proportion as the Units of the Selling Equity Owner are being sold, or in such other proportion as the parties may then agree) to the prospective buyer under the same terms as are set forth in the Notice of Sale. After such notice from the other Equity Owners, the Selling Equity Owner shall not consummate the sale of its Units to the prospective third party purchaser unless the other Equity Owners' Units (or the applicable portion thereof) are also purchased by the prospective third party purchaser on the same terms.

[Execution on next page; remainder of this page intentionally left blank]

[Signature page for Operating Agreement of Juvo360, LLC]

EXECUTED as of the date written first above.

Company:
JUVO360, LLC

By: ______________________________
Mark Emery, Manager

Members:

___________________________________	___________________________________
Debbie Emery	Bill Vogel
___________________________________	___________________________________
Mark Emery	John Ragan
___________________________________	___________________________________
George Stoeckert	Greg Smith
___________________________________	___________________________________
John Dyer	David Rhivers
___________________________________	___________________________________
Bill Loss	Brian Tucker
___________________________________	
Eaymon Latif	

As persons who are not Members or otherwise Equity Owners but who hold options to acquire Units, we are signing this Operating Agreement to acknowledge its restatement:

Holders of options to acquire Units:

___________________________________	___________________________________
Steve Johnson	David Gilbert
___________________________________	
Russ Deloach	

SCHEDULE 1
to Operating Agreement of Juvo360, LLC
(restated as of 1/1/2021)

CAP TABLE				
Shareholder	Common Stock	Common Options	Fully Diluted	% FD
Mark Emery	797,445		797,445	5.156%
Debbie Emery	8,952,555		8,952,555	57.888%
George Stoeckert	1,005,263		1,005,263	6.500%
Bill Loss	400,000	-	400,000	2.586%
Bill Vogel	748,538		748,538	4.840%
John Ragan	208,000	-	208,000	1.345%
Curt Hockemeier	157,895		157,895	1.021%
David Rhivers	63,939	-	63,939	0.413%
Brian Tucker	63,939	-	63,939	0.413%
Greg Smith**	111,112	96,000	207,112	1.339%
Eaymon Latif*	258,598		258,598	1.672%
Russ Deloach**	-	32,000	32,000	0.207%
John Dyer	739,765	48,000	787,765	5.094%
David Gilbert**		32,000	32,000	0.207%
Steve Johnson**		96,000	96,000	0.621%
Bill Stanton	215,323		215,323	1.392%
Van Skilling	55,555		55,555	0.359%
Dallas Clements	327,485		327,485	2.118%
Nancy Vepraskis		24,000	24,000	0.155%
Terry Terkhark		32,000	32,000	0.207%
Mike Shutt		1,000,000	1,000,000	6.466%
Total	**14,105,412**	**1,360,000**	**15,465,412**	**100.000%**
* exchanged for services				
** Advisor options				

* = not an Equity Owner (or Member) but has options to acquire Units